C. K. COOPER & COMPANY

October 5, 2006

Barry Kostiner
PLATINUM ENERGY RESOURCES, INC.
3 Paragon Drive
Montvale, NJ 07645

Dear Mr. Kostiner:

This letter will confirm our understanding that C. K. Cooper & Company, Inc. ("CKCC") has been engaged to act as financial adviser to Platinum Energy Resources, Inc. (the "Company") for the purpose of providing an opinion to the Company (the "Opinion") with regard to the fairness of a contemplated acquisition (the "Transaction") of assets and assumption of liabilities from Tandem Energy Corporation a Colorado corporation, (the "Target") in exchange for the issuance of shares of Company common stock.

In its capacity as financial advisor, CKCC will, upon request, deliver its written Opinion addressed to the Board of Directors of the Company as to the fairness of the Transaction to the shareholders of the Company from a financial point of view. CKCC will undertake a financial review and analysis of the Company and the Target, the nature and scope of which shall be in such form and substance as CKCC considers appropriate to provide such advice and render the Opinion to the Board of Directors of the Company. The Opinion shall, in any event, be limited to the fairness, from a financial point of view, of the total consideration being paid, timing and other terms and conditions of the Transaction, and shall not address the Board's underlying business decision to engage in the Transaction. The Opinion shall be based upon such financial review of the Company and the Target and their respective businesses and operations as CKCC shall deem appropriate and feasible, limited, in any event, to an analysis of (i) publicly available information with respect to the Company and the Target and such other matters as CKCC deems appropriate and (ii) such other information as shall be supplied to CKCC by the Company and the Target. The Opinion may be in such form as CKCC shall determine and CKCC may qualify the Opinion in such manner as CKCC believes appropriate, including by stating therein that CKCC has relied upon the information furnished to it by the Company or which is publicly available, has assumed the accuracy and completeness of such information and has not attempted to conduct any appraisal of assets or verify independently any such information. In addition, CKCC shall perform an analysis for use by the Board of Directors of the Company as to the fair market value of the Target business relative to the value of the Company's net assets. CKCC shall not be obligated to provide any services other than those specifically set forth above.

The Company agrees to pay CKCC, in immediately available funds, as compensation for its services under this engagement, including the issuance of the fairness opinion referenced above, the following fees at the times and manner specified below:

- $25,000 shall be payable upon execution of this letter agreement;
- $25,000 shall be payable upon closing of the Transaction; and
- $10,000 for each update of the Opinion delivered at the Board's request in connection with the Transaction.

18300 Von Karman Avenue, Suite 700 • Irvine, California 92612 • TEL: 949-477-9300 • FAX: 949-477-9211 • TOLL FREE: 888 477-9301 •
administration@ckcooper.com

In addition, the Company shall, promptly upon request, reimburse CKCC for all reasonable out-of-pocket expenses (including any reasonable fees and disbursements of CKCC's outside advisers) incurred in connection with this letter agreement up to a maximum amount of $5,000 (subject to increase with the prior consent of the Company). Both parties recognize that if additional work is performed by CKCC such as capital formation, not outlined in this letter agreement, or the like, that such services and related compensation shall be outlined in a subsequent engagement agreement.

The Company agrees that all advice and any documents (including the Opinion) prepared or given by CKCC in connection with its engagement hereunder is for the benefit and use of the Company (but in the case of the Opinion, solely the Board of Directors of the Company) in connection with the services covered by this letter agreement and that no such advice or documents shall be used for any other purpose or be disclosed, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to CKCC or the documents be made by or on behalf of the Company, in each case without CKCC's prior written consent, which consent shall not be unreasonably withheld; *provided, however,* that the Company may (a) deliver information copies of the Opinion to its legal counsel and other professional advisors that are participating in the Transaction, and (b) produce an information copy of the Opinion and any other materials in its possession in response to any subpoena, court order, or similar legal demand. In addition, CKCC acknowledges that the text of the Opinion and a description thereof may be included in certain filing(s) required to be made by the Company with the Securities and Exchange Commission in connection with the Transaction, and in materials required to be delivered to the Company's security holders, and in materials that are required to be delivered to the security holders of the Target, provided that (i) if the Opinion is included in such filing(s) or materials, the Opinion will be reproduced therein only in its entirety, and (ii) the content and context of any such inclusion or description (including, without limitation, any reference to CKCC, the Company's engagement of CKCC, the services provided by CKCC or the Opinion) shall be subject to CKCC's prior review and written approval (and, if applicable, formal written consent).

The Company agrees that CKCC has been retained to act solely as financial advisor to the Company, and not as an advisor to or agent of any other person, and that the Company's engagement of CKCC is not intended to confer rights upon any person not a party hereto (including stockholders, employees or creditors of the Company) as against CKCC or its affiliates, or their directors, officers, employees or agents. The Company further agrees that under no circumstances shall the execution of this letter agreement or any act of CKCC hereunder commit or be deemed a commitment by CKCC (or any affiliate) to provide or arrange any bank financing, other debt or equity financing for any transaction or to purchase any security in connection therewith. The Company acknowledges that CKCC will act as an independent contractor under this letter agreement and shall not assume the responsibilities of a fiduciary to the Company or its stockholders in connection with the performance of CKCC's services hereunder.

The Company acknowledges that CKCC is a full service securities firm engaged in a broad range or securities activities and financial services, including securities trading, investment management, financing and brokerage activities. In the ordinary course CKCC's business, CKCC or its affiliates (i) may at any time hold long or short positions, and may trade or otherwise effect transactions, for CKCC's own account or the accounts of customers, in debt or equity securities of the Company or any other company that may be involved in any proposed transaction and (ii) may at any time be providing or arranging financing and other financial services to other companies that may be involved in a competing transaction.

In addition, CKCC and its affiliates may from time to time perform various investment banking and financial advisory services for other companies which may have conflicting interests with the

Company. CKCC will not use or disclose any confidential information of the Company obtained during its engagement hereunder in connection with its representation of such companies and will not disclose confidential information of such other companies to the Company.

The Company acknowledges that CKCC does not provide legal, tax or accounting advice and that the Company confirms that it will rely on its own independent advisors for such advice.

The Company and CKCC agree to the provisions with respect to the Company's indemnity of CKCC and other matters set forth in Schedule A, the terms of which are incorporated herein in their entirety.

CKCC's engagement hereunder may be terminated at any time by either CKCC or the Company, it being understood that upon termination, this letter agreement shall have no further force or effect, except that any termination of CKCC's engagement hereunder for any reason shall not affect the Company's obligations to provide indemnification as provided in Schedule A hereto, and to reimburse expenses as set forth herein and therein. In the event that CKCC terminates this letter agreement, CKCC shall not be entitled to any further payment and shall return all fees earned resulting from this engagement as set forth above. In addition, provisions relating to the status of CKCC as an independent contractor, the limitation on to whom CKCC shall owe any duties, governing law, successors and assigns, and the waiver of the right to trial by jury shall survive any termination of this letter agreement.

This letter agreement, including Schedule A, and any rights, duties or obligations hereunder may not be waived, amended, modified or assigned, nor may any obligations of a party hereto be delegated, in any way, in whole or in part, including by operation of law, without the prior written consent of, and shall inure to the benefit of and be binding upon the successors, assigns and personal representatives of, each of the parties hereto. Any attempted assignment or delegation in violation of the preceding sentence shall be void. This letter agreement, and the Confidentiality Agreement, dated August 8, 2006, embody the entire agreement and understanding of the parties and supercede all prior agreements and understandings relating to the subject matter hereof.

Schedule A to this letter agreement is an integral part of this letter agreement and shall survive any termination or expiration hereof. In case any provision of this letter agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this letter agreement shall not in any way be affected or impaired thereby. This letter agreement and any claim or dispute of any kind or nature whatsoever arising out or, or relating to, this letter agreement or CKCC's engagement hereunder, directly or indirectly (including any claim concerning advice provided pursuant to this letter agreement), shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles. Any rights to trial by jury with respect to any claim, action or proceeding, directly or indirectly, arising out of, or relating to, this letter agreement or CKCC's engagement hereunder are waived by CKCC and the Company.

We are pleased to accept this engagement and look forward to working with the Company. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate if this letter, which shall thereupon constitute a binding agreement.

Very truly yours,
C. K. COOPER & COMPANY, INC.

By ____________________
Name: Alexander G. Montano

Title: Managing Director

Accepted and agreed to as of the date first written above:

PLATINUM ENERGY RESOURCES, INC.

By B. Kostiner

Name: Barry Kostiner
Title: ~~President~~ CEO

SCHEDULE A

INDEMNIFICATION

The Company agrees to indemnify CKCC, any controlling person of CKCC and each of their respective directors, officers, employees, agents, affiliates and representatives (each, an "Indemnified Party") and hold each of them harmless against any and all losses, claims, damages, expenses, liabilities, joint or several (collectively, "Liabilities") to which the Indemnified Parties may become liable, directly or indirectly, arising out of or relating to the engagement under the letter agreement to which this Schedule A is attached (the "Letter Agreement"), unless it is finally judicially determined that the Liabilities resulted from the gross negligence or willful misconduct of any Indemnified Party. The Company further agrees to reimburse each Indemnified Party promptly upon request for all expenses (including reasonable attorneys' fees and expenses) as they are incurred in connection with the investigation of, preparation for, defense of, or providing evidence in, any action, claim, suit, proceeding or investigation, directly or indirectly, arising out of, or relating to, the engagement under the Letter Agreement, whether or not pending or threatened and whether or not any Indemnified party is formal part to such proceeding; provided, however, that if it is finally judicially determined that the Liabilities resulted from the gross negligence or willful misconduct of any Indemnified Party, the Indemnified Parties shall remit to the Company any amounts reimbursed pursuant to this Schedule A. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any person asserting claims on behalf of or in right of the Company, directly or indirectly, arising out of, or relating to, the engagement under the Letter Agreement, unless it is finally judicially determined that such liability resulted from the gross negligence or willful misconduct of such Indemnified Party. In the event that an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against the Company or any affiliate of the Company, in which such Indemnified Party is not named (and is not subsequently named) as a defendant, the Company agrees to reimburse CKCC for all reasonable expenses incurred by it in connection with such Indemnified Party's appearing in preparing to appear as such a witness, including, without limitation, the reasonable fees and disbursements of its outside legal counsel.

An Indemnified Party shall promptly notify the Company in writing as to any action, claim, suit, proceeding or investigation (collectively, an "action") for which indemnity may be sought, but the omission so to notify the Company will not relieve the Company from any liability which it may have to any Indemnified Party hereunder to the extent that it is not materially prejudiced as a result of such failure. After such notice to the Company, the Company shall be entitled to participate in, and to the extent that it shall elect by written notice delivered to such Indemnified Party promptly after receiving the aforesaid notice of such Indemnified Party, to assume the defense thereof with counsel reasonably satisfactory to such Indemnified Party to represent such Indemnified Party such action, claim, suit, proceeding or investigation and shall pay as incurred the fees and expenses of such counsel related to such action, claim, suit, proceeding or investigation. In any action, claim, suit, proceeding or investigation, any Indemnified Party shall have the right to retain its own separate counsel at such Indemnified Party's own expense and not subject to reimbursement by the Company; provided, however, that the Company shall pay as incurred the reasonable fees and expenses of such counsel incurred in connection with investigation, preparing, defending, paying settling or compromising any action, claim, suit, proceeding or investigation if (i) the parties to such action, claim, suit, proceeding or investigation include both the Indemnified Party and the Company; (ii) the use of counsel chosen by the Company to represent both the Company and such Indemnified Party would present such counsel with an actual or potential conflict of interest; (iii) the Company shall not have employed satisfactory counsel to represent the Indemnified Party within a reasonable time after notice of the institution of such action, claim, suit, proceeding or investigation; or (iv) the Company shall authorize the Indemnified Party to employ

separate counsel (in addition to any local counsel) at the expense of the Company. The Company shall not, in connection with any action, claim, suit, proceeding or investigation, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all Indemnified Parties, and in the event that separate counsel is to be retained to represent one or more Indemnified parties, such separate counsel shall be chosen by such Indemnified Party. The Company will not be liable for any settlement, compromise or consent to the entry of any judgment in action, claim, suit, proceeding, or investigation affected without the prior written consent of the Company, which consent shall not be unreasonable withheld.

The Company agrees that, with CKCC's prior written consent, it will not settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation in respect of which indemnification could be sought hereunder (whether or not CKCC or any other Indemnified Party is an actual or potential party to such claim, action, suit, proceeding or investigation), unless (a) such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such claim, action, suit, proceeding or investigation, (b) such settlement does not admit any wrongdoing by CKCC and (c) the parties agree that the terms of such settlement shall remain confidential.

The Company and CKCC agree that if any indemnification or reimbursement sought pursuant to the first paragraph of this Schedule A is for any reason unavailable or insufficient to hold it harmless (except by reason of the gross negligence or willful misconduct of an Indemnified Party) then, whether or not CKCC is the person entitled to indemnification or reimbursement, the Company and CKCC shall contribute to the Liabilities for which such indemnification or reimbursement is held unavailable in such proportion as a appropriate to reflect (a) the relative benefits to the Company on the one hand and CKCC on the other hand, in connection with the transaction to which such indemnification or reimbursement relates or (b) if the allocation provided by clause (a) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (a), but also the relative fault of the parties as well as any other relevant equitable considerations, provided, however, that in no event shall the amount to be contributed by CKCC exceed the fees actually received by CKCC under the Letter Agreement. The Company agrees that, for the purpose of this paragraph, the relative benefits to the Company and CKCC of the contemplated transaction (whether or not such transaction is consummated) shall be deemed to be in the same proportion that the aggregate consideration payable, exchangeable or transferable (or contemplated to be payable, exchangeable or transferable) in such transaction bears to the fees paid or payable to CKCC as financial advisor under the Letter Agreement.

The rights of the Indemnified Parties referred to above shall be in addition to any rights that any Indemnified Party may otherwise have.

Trading Plan

This Trading Plan, dated June 30, 2006 (the "Trading Plan"), between Barry Kostiner (the "Purchaser") and Montauk Financial Group (the "Broker").

WHEREAS, the Purchaser desires to establish this Trading Plan to purchase a certain amount of Platinum Energy Resources, Inc.'s (the "Issuer") common stock, par value $.0001 per share (the "Common Stock"); and

WHEREAS, the Purchaser desires to engage Broker to effect purchases of shares of the Common Stock in accordance with the Trading Plan;

NOW, THEREFORE, the Purchaser and Broker hereby agree as follows:

1. Trading Requirements

Broker shall effect a purchase (each a "Purchase") of 2,000 shares of Common Stock on each day in which the Common Stock is trading on the Over the Counter Bulletin Board at a price equal to the previous trading day's lowest trade price, provided that such price shall not be higher than $7.40 per share.

2. Effective Date/Termination.

This Trading Plan shall become effective on June 30, 2006 and shall terminate upon:

(a) such time as the aggregate dollar amount of all of the Purchases pursuant to this Trading Plan equals $400,000;

(b) the death of the Purchaser; and

(c) if at any time any trade contemplated hereunder shall result in a violation under the applicable securities laws.

3. Modifications.

This Trading Plan may be modified by the Purchaser provided that such modification is in writing, made in good faith and not as part of a plan or scheme to evade prohibitions of Rule10b-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and pre-cleared or acknowledged by the Issuer's legal counsel.

4. Market Disruption or other Disruption.

Purchaser understands that Broker may not be able to effect a Purchase due to a market disruption or a legal, regulatory or contractual restriction applicable to the Broker or to the relevant market. If any Purchase cannot be executed as required by paragraph 1 above due to a market disruption, a legal, regulatory or contractual restriction applicable to the Broker or any

other event, Broker shall effect such Purchase as promptly as practical after the cessation or termination of such market disruption, applicable restriction or other event, provided, that, the Purchase complies with the Trading Requirements as provided in paragraph 1 above.

5. Purchaser Representations and Warranties.

Purchaser represents and warrants that:

(a) Purchaser is not aware at the time of his execution hereof of material nonpublic information with respect to the Issuer or any securities of the Issuer (including the Common Stock) and is entering into this Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act.

(b) Purchaser is currently able to purchase shares of Common Stock in accordance with the Issuer's insider trading policies and Purchaser has obtained the written approval of the Issuer to enter into this Trading Plan.

6. Compliance with the Securities Laws.

(a) It is the intent of the parties that this Trading Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this Trading Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c) under the Exchange Act.

(b) Purchaser agrees to make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act.

7. Governing Law

This Trading Plan shall be governed by and construed in accordance with the laws of the State of New York

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have signed this Trading Plan as of the date first written above.

Purchaser:

B. Kostiner
Barry Kostiner,

Broker:

MONTAUK FINANCIAL GROUP
By: ______________________
Name:
Title:

Acknowledged:

PLATINUM ENERGY RESOURCES, INC.

B. Kostiner
Name: Barry Kostiner
Title: CEO

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